U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILINGSEC FILE NUMBER
________________

(Check One):

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K

[ x ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: ___September 30, 2005

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________

______________________________________________________________________________

Part I—Registrant Information

Full Name of Registrant

ATA Holdings Corp.

Former Name if Applicable

N/A

Address of Principal Executive Office (Street and Number)

7337 West Washington Street

City, State and Zip Code

Indianapolis, Indiana 46231

Part II—Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III—Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, and N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

(Attach Extra Sheets if Needed)

The Registrant's quarterly report on Form 10-Q for the quarter ended September 30, 2005 could not be filed at this time without unreasonable effort and expense because the Registrant is in the process of finalizing the terms of an agreement with an investor for the financing needed to emerge from Chapter 11. The negotiation requires intensive consultation by the executive officers of the Registrant with the investor, creditors and other affected parties. These executive officers are also responsible for the completion of the 10-Q. The Registrant expects to file its Form 10-Q in a timely manner, as permitted by Rule 12b-25 under the Exchange Act.

Part IV—Other Information

(1) Name and telephone number of person to contact in regard to this notification
Frank Conway   (317)    247-4000

(Name)   (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ x ] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ x ] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ATA Holdings Corp.
            (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 2005         By: /s/ Frank Conway
Frank Conway
Executive Vice President and
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTACHMENT TO PART IV OF
FORM 12B-25 OF
ATA HOLDINGS CORP
WITH RESPECT TO ITS FORM 10-Q FOR THE
QUARTER ENDED SEPTEMBER 30, 2005

For the quarter and nine months ended September 30, 2005, the Company had operating income of $1.4 million and an operating loss of $55.9 million, respectively, as compared to operating losses of $16.2 million and $49.1 million in the same periods of 2004. The Company had a net loss of $137.4 million and $554.9 million in the third quarter and first nine months of 2005, respectively, as compared to a net loss of $30.9 million and $120.9 million in the same periods of 2004. The net loss for the nine months ended September 30, 2004 included a non-operating charge of $27.3 million related to a loss on extinguishment of debt from the exchange offers completed on January 30, 2004, and the net loss for the nine months ended September 30, 2005 included $495.4 million of reorganization expenses incurred in conjunction with the Company’s Chapter 11 case. For more information on reorganization expenses as of June 30, 2005, see “Notes to Consolidated Financial Statements - Note 1 - The Company and the Chapter 11 Filing, in the Company’s Quarterly Report on Form 10-Q dated June 30, 2005.

Operating revenues decreased 27.5% to $290.8 million in the third quarter of 2005, as compared to $401.2 million in the same period of 2004 and decreased 26.2% to $870.0 million in the first nine months of 2005, as compared to $1.179 billion in the same period of 2004. Scheduled service revenues decreased $111.0 million between the third quarters of 2004 and 2005, or 38.8%, while charter revenues increased $9.1 million between the same periods, or 9.4%. Scheduled service revenues decreased $357.9 million between the first nine months of 2004 and 2005, or 41.4%, while charter revenues increased $63.7 million between the same periods, or 24.4%.

Operating expenses decreased 30.7% to $289.4 million in the third quarter of 2005, as compared to $417.4 million in the comparable period of 2004, and decreased 24.6% to $925.8 million in the first nine months of 2005, as compared to $1.228 billion in the same period of 2004.